Bond Laboratories, Inc.
777 S. Highway 101
Suite 215
Solana Beach, CA 92975

September 25, 2006

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Bond Laboratories, Inc.
Registration Statement on Form SB-2
Filed September 7, 2006
File No. 333-137170

Ladies and Gentlemen:

Bond Laboratories, Inc. (the "Company"), hereby files this correspondence and responds to your comments in your letter dated September 7, 2006.

Financial Statements for the period from July 26, 2005 (Inception) though December 31, 2005

Balance Sheet, page 3

1.    We note that your intangible assets represent website and logo costs. Please justify how you determined that it was appropriate to capitalize these as assets (versus treating them as operating expenses) and cite the specific authoritative literature you relied upon to support your accounting treatment. Please advise or revise as necessary.

FAS 141
Accounting for Intangible Assets

Initial Recognition and Measurement of Intangible Assets
An intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value. General concepts related to the initial measurement of assets acquired in exchange transactions, including intangible assets, are provided in paragraphs 5-7 of Statement 141. The cost of a group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based on their relative fair values and shall not give rise to goodwill. Intangible assets acquired in a business combination are initially recognized and measured in accordance with Statement 141.

Determining the Useful Life of an Intangible Asset
The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular:

a.    The expected use of the asset by the entity
b.    The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate (such as mineral rights to depleting assets)
c.    Any legal, regulatory, or contractual provisions that may limit the useful life
d.    Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)
e.    The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)
f.    The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The term indefinite does not mean infinite. Appendix A includes illustrative examples of different intangible assets and how they should be accounted for in accordance with this Statement, including determining whether the useful life of an intangible asset is indefinite.

In accordance with SFAS 141 Goodwill and other intangible assets the company capitalized the logo and website. The company measured the fair value at the cost of the development of the logo and website. The company conservatively valued this at historical cost basis. Further the intangible asset gave rise to subsequent and future cash flow as reported in our June 30, 2006 interim financial statements. During this interim period of June 30, 2006 the company recognized nearly 5,000 in revenue and has continued to recognize revenue through out the fiscal period. The Company paid for the website and logo to create a brand awareness of its infusion product. Through this brand awareness the company has successfully generated ecommerce sales through its website and logo exposure.

Other Regulatory

2.    Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.

We have noted your comment. Our disclosure, containing the unaudited financial statements and notes to financial statements for six-months ended June 30, 2006 is compliant with Item 310(g) of Regulation S-B. We have also provided a currently dated consent with our amendment to the registration statement.

3.    Please amend your filing to include the signature of your principal financial officer.

We have revised the disclosure to reflect this comment.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Scott Landow

Scott Landow
Chief Executive Officer